Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice dfelice@stradley.com (215) 564-8794

October 22, 2019

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Post Effective Amendment No. 88

Dear Ms. Brutlag:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 10, 2019 with respect to Post-Effective Amendment No. 88 to Registrant’s Registration Statement filed on August 27, 2019.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1. You requested that the Staff be provided with updated financial numbers along with this response at least one week prior to the effective date of the Registration Statement if possible.

Response: The draft Prospectuses and Statements of Additional Information with updated information as requested are included as Appendix A to this letter.

2. You requested that the Registrant confirm that those Portfolios that had deleted references to being “non-diversified” and “non-diversification risk” were, in fact, now diversified.

Response:	Each of these Portfolios, specifically The Catholic SRI Growth Portfolio and The Real Estate Securities Portfolio, is now a diversified fund.

         October 22, 2019

3.   You noted that one sentence in the redline courtesy copy of the Advisors Shares Prospectus related to the Mellon Investment Selection Process for The Commodity Returns Strategy Portfolio appeared to be cut off mid-sentence.

Response:	This appears to have been a redlining issue rather than a typo in the actual filing. The Registrant will double check to make sure that all the disclosure is complete.

4.   You suggested that, if floating rate fixed income securities are a Principal Strategy for any of the Portfolios, the Registrant consider adding LIBOR risk disclosure to its Item 4 Principal Risk disclosure.

Response:

Floating rate fixed income securities are a Principal Strategy for one Portfolio, The Fixed Income Opportunity Portfolio. Registrant will add LIBOR disclosure to the existing “Floating Rate Loans Risk.”

Very truly yours,

/s/ Don E. Felice
Don E. Felice